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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                                AMENDMENT NO. 2
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                      AND

                                 SCHEDULE 13D
                                AMENDMENT NO. 2
                   Under the Securities Exchange Act of 1934
                                _______________

                          Varsity Spirit Corporation
                           (Name of Subject Company)

                              Riddell Sports Inc.
                            Cheer Acquisition Corp.
                                  (Bidders)
                               _______________

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)
                               _______________

                                  922294 10 3
                    (CUSIP Number of Class of Securities)
                               _______________

     LISA MARRONI, ESQ.                           COPY TO:
     GENERAL COUNSEL                    SHELDON S. ADLER, ESQ.
     RIDDELL SPORTS INC.                SKADDEN, ARPS, SLATE, MEAGHER
     900 THIRD AVENUE                      & FLOM LLP
     NEW YORK, NEW YORK 10022           919 THIRD AVENUE
     (212) 826-4300                     NEW YORK, NEW YORK 10022
                                        (212) 735-3000

        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)


                    Riddell Sports Inc., a Delaware corporation
          ("Parent"), and Cheer Acquisition Corp., a wholly owned subsidiary of Parent and a Tennessee corporation (the "Purchaser"), hereby amend and supplement (i) their Tender Offer Statement on Schedule 14D-1 ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on May 12, 1997 with respect to the Purchaser's offer to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Varsity Spirit Corporation, a Tennessee corporation (the "Company"), at a price of $18.90 per Share, net to the seller in cash, without interest thereon and (ii) their Statement on Schedule 13D filed with the Commission on May 12, 1997.

                    Unless otherwise indicated herein, each
          capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

          ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    Parent determined to increase the amount of the Senior Notes offering from $100 million to $115 million. The offering is scheduled to close on Thursday, June 19, 1997 pursuant to the terms of a definitive Purchase Agreement entered into by Parent on June 13, 1997.

          ITEM 10.  ADDITIONAL INFORMATION.

                    The information set forth in Item 10(f) of the
          Schedule 14D-1 is hereby amended and supplemented by the following information:

                    On June 13, 1997, Parent issued a press release announcing that it has extended the Expiration Date of the Offer to 11:00 a.m., New York City time, on Thursday, June 19, 1997. Parent announced that as of 12:00 midnight, New York City time, on Thursday, June 12, 1997, approximately 4,370,115 Shares (or approximately 95.8% of the Shares outstanding) had been tendered in the Offer.
          A copy of the press release is attached hereto as Exhibit
          (a)(10) and is incorporated herein by reference.

          ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

               (a)(10) Press Release, dated June 13, 1997, issued by Riddell Sports Inc


                                  SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: June 13, 1997                CHEER ACQUISITION CORP.

                                             By: /s/ David Groelinger
                                             Name: David Groelinger
                                             Title:   Vice President


                                  SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: June 13, 1997                RIDDELL SPORTS INC.

                                             By: /s/ David Groelinger
                                             Name: David Groelinger
                                             Title:   Chief Financial Officer


                              INDEX TO EXHIBITS

        Exhibit                                          Sequentially
        Number                                             Numbered
                                 Exhibit                     Page
    (a)(9)        Press Release, dated  June 13,  1997,
                  issued by Riddell Sports Inc